Höganäs

Date/Datum: April 7, 2003
Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: CL/bh
Your ref./Ihr Zeichen



03050123

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

Encl. Press release " Höganäs acquires specialty powder company"
Press release "Withdrawal of proposal regarding buy back of own shares"

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Höganäs

Rule 12g3-2(b)
File No. 82-3754

Date/Datum | Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom | Your ref./Ihr Zeichen

HÖGANÄS AB acquires specialty powder company

Höganäs AB yesterday completed the acquisition of SCM Metal Products, Inc., USA, a manufacturer of specialty iron and metal powders. SCM formerly was owned by OM Group, Inc., a metals and mining company headquartered in Cleveland, Ohio. The purchase price amounted to MUSD 65. The acquisition, which has an effective date of 1 January 2003, is expected to make a positive contribution to the Höganäs Group's earnings for the current year.

SCM produces broad range of powdered metal products, including stainless steel metal powders, gas-atomized nickel powders, electrolytic iron powders, copper powders, copper oxides, and special copper-aluminum alloys. SCM's specialty product offerings include GlidCop®, a high strength copper alloy of high conductivity, and Cubond®, a brazing paste widely used in the automotive industry. For 2002, SCM recorded a turnover of about MUSD 80 and employs about 200 employees in its production facilities at Raleigh-Durham, North Carolina and at Johnstown, Pennsylvania. SCM's North Carolina facility also houses a research and development center that provides technical support to customers and carries out new initiatives to expand SCM's product line.

Claes Lindqvist, Höganäs AB President and Chief Executive Officer, said "SCM's strong position in the North American market will be of great strategic value to Höganäs Group's Coldstream Division, which is now well-placed in the European and Asian markets. And with Höganäs AB's global sales network, SCM's products should be able to achieve good penetration outside North America. The combination will in the future allow us to coordinate the production."

Lindqvist added that "we are especially pleased to welcome the many valuable and experienced members of the SCM staff that are joining the Höganäs Group. We are convinced that their contributions will strengthen the Höganäs Group's position as market leader."

SCM will become an independent unit of the Höganäs Group's operations in North America, which include a state-of-the-art powder production facility at Stony Creek, Johnstown, Pennsylvania and a plant at Niagara Falls, New York.

The Höganäs Group is the largest producer of iron and metal powders. The products are used for a wide variety of applications, including for the powdered metallurgy manufacture of components for automobiles, appliances, and equipment, and for use in welding, friction, and other industrial products. In 2002 the Höganäs Group had approx. 1 400 employees and reported a turnover of around MUSD 350.

Höganäs, 1 April 2003

Claes Lindqvist
President and Chief Executive Officer

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Höganäs

Rule 12g3-2(b)
File No. 82-3754

Date/Datum

Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Withdrawal of proposal regarding buy back of own shares

As a result of the acquisition of SCM Metal Products, Inc., USA, announced yesterday, the Board of Directors of Höganäs AB has decided to refrain from submitting the earlier announced proposal regarding buy back of Höganäs shares to the Annual General Meeting in May 2003.

Höganäs, 2 April 2003

Claes Lindqvist
President and Chief Executive Officer

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Höganäs

Date/Datum
April 9, 2003

Our ref./Unser Zeichen
CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Att.: Special Counsel, Office of
International Corporate Finance

Re.: Rule 12g3-2(b)
File No. 82-3754

Dear Sir or Madam,

Enclosed please find a translation of the Notice convening the Annual General Meeting in Höganäs AB, Sweden, to be published in Swedish newspapers on April 9, 2003.

From the notice you will find a proposal concerning Election of the Board of Directors which will be made by shareholders representing more than 50% of the votes in the Company.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President and CEO

Encl. Notice

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00
Executive Group
+46 42 33 80 80

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Rule 12g3-2(b)
File No. 82-3754

HÖGANÄS AB

Annual General Meeting

Shareholders in Höganäs AB (publ) are hereby convened to the Annual General Meeting on Thursday 8 May 2003 at 3 p.m. in the HB Hall, Bruksgatan, Höganäs. The hall will open for registration at 1.30 pm.

Notice of attendance

Shareholders wishing to attend the Annual General Meeting must

- by Monday 28 April 2003 at the latest be listed as a shareholder in the register kept by VPC AB (the Swedish Securities Register Centre);
- also notify the Company not later than 4 p.m. on Friday 2 May 2003 of their intention to attend the Annual General Meeting. Shareholders intending to bring an assistant should announce this within the same period as the own registration.

Notice of attendance may be given in writing to Höganäs AB, S-263 83 Höganäs, Sweden, by telephone to +46-42-338059 or by fax to +46-42-338080. Particulars must be given of name, address, telephone number, personal or corporate ID number and registered share holding.

Nominee shareholders must, in order to be entitled to attend the Annual General Meeting, temporarily register the shares in their own names at VPC AB. Such registration must be done by 28 April 2003. Shareholders must in good time before this day at the authorized agent or bank trust department request for a re-registration of the shares.

Matters

At the Annual General Meeting the following matters will be dealt with.

1. Opening of the Annual General Meeting and election of the Chairman of the meeting
2. Execution and approval of the electoral register
3. Approval of the agenda
4. Election of two minutes-checkers
5. Confirmation that the meeting has been convened in due course

6. a) Presentation of the Annual Report and the Audit Report and of the Annual Report of the Group and the Audit Report of the Group

   b) Managing Director's comments to the Annual Report

7. Resolution with respect to

   a) adoption of the profit and loss statement and the balance sheet and consolidated profit and loss statement and the consolidated balance sheet

   b) dispositions of the Company's profit according to the adopted balance sheet

   c) discharge from liability for the members of the Board and the Managing Director

8. Decision of the number of the members of the Board and deputy members who shall be elected by the meeting

9. Decision of the remuneration to the members of the Board elected by the meeting

10. Decision of the number of auditors and deputy auditors

11. Decision of the remuneration to the auditors

12. Election of the members of the Board

13. Election of auditors and deputy auditors

14. Proposal regarding nomination committee

15. Proposal regarding auditing committee

Dividend and date of record (item 7 b)

The Board has proposed that a dividend of SEK 5 per share shall be paid for the financial year 2002. The date of record will be Tuesday 13 May 2003. If the Annual General Meeting adopts this proposal, it is expected that the dividends will be distributed by VPC AB on Friday 16 May 2003.

Proposal to election of the Board of Directors, auditors etc (item 8 – 13)

Regarding the number of Board members and auditors, remuneration and election of the Board of Directors and auditors the following proposals will be made:

- To increase the number of Board members from seven to eight members;
- The remuneration to the Board members elected by the meeting shall be SEK 1,335,000 to be shared as per decision by the Board itself;
- Two auditors and two deputy auditors;

- The remuneration to the auditors shall be paid as per current account;

- Re-election of the present Directors Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Jacob Palmstierna and new election of Agnete Raaschou-Nielsen. Agnete Raaschou-Nielsen is Managing Director in Zacco Denmark A/S and also, among others, Deputy Chairman in Skandinaviska Endskilda Banken A/S and Danish Industrialisation Funds.

- New election of the auditor Alf Svensson (KPMG) and the deputy auditor Eva Melzig Henriksson (KPMG) and re-election of the auditor Gert Frej and the deputy auditor Berit Ehrenpohl for a period of four years.

Shareholders representing more than 50% of the votes in the Company have declared themselves supporting the above proposals.

Proposal regarding nomination committee (item 14)

Sveriges Aktiesparares Riksförbund has announced a proposal regarding a nomination committee established by the Annual General Meeting and consisting of, from the company independent members, representing the owners of the company. One representative for the minor owners is suggested to be a member of the committee.

A number of major shareholders, representing more than 50% of the votes in the Company have announced that they intend to reject this proposal. They will instead propose the General Meeting to appoint a nomination committee, consisting of the chairman of the Board (convenor) and representatives for the three major shareowners, not being members of the Board. Should some of said owners already be represented by the Chairman of the Board or should such owner waive its right to appoint a representative in the nomination committee the right to appoint such representative shall pass on to the shareowner, who after said owners, represents the major ownership. The nomination committee shall each year to the Annual General Meeting present proposals regarding the members of the Board and remuneration to the Board members. The names of the members of the nomination committee shall be announced at the latest before the end of November each year.

Proposal regarding auditing committee (item 15)

Sveriges Aktiesparares Riksförbund has proposed that the Annual General Meeting shall decide to request the Board to appoint a remuneration committee and an auditing committee, in case those requests have not already been met.

The Company has since long a remuneration committee consisting of the chairman and the vice-chairman of the Board . With respect to the issue regarding an auditing committee the Board's opinion is that questions related to the audit of the Company are of such importance that they should be prepared and decided upon by the Board in its entirety and, based on this, no auditing committee ought to be established.

Shareholders representing more than 50% of the votes in the Company have announced that they share the opinion of the Board and therefore will reject the proposal.

Others

Annual Report and Audit Report are available at the Company from 24 April 2003.

Höganäs in April 2003

The Board of Directors